UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER
THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011

Commission File Number 1-15106	Commission File Number 333-14168

PETRÓLEO BRASILEIRO S.A. — PETROBRAS	PETROBRAS INTERNATIONAL FINANCE COMPANY
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

BRAZILIAN PETROLEUM CORPORATION — PETROBRAS (Translation of registrant’s name into English)	Not Applicable (Translation of registrant’s name into English)

Avenida República do Chile, 65 20035-900 — Rio de Janeiro — RJ, Brazil (55-21) 3224-4477 (Address of principal executive offices)	4th Floor, Harbour Place 103 South Church Street P.O. Box 1034GT — BWI George Town, Grand Cayman Cayman Islands (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Petróleo Brasileiro S.A. — Petrobras (No. 333-163665) and Petrobras International Finance Company (No. 333-163665-01) and its accompanying prospectus supplement dated as of January 20, 2011.
Exhibits
Exhibit 1.1 — Underwriting Agreement
Exhibit 4.1 — Guaranty for the 2016 Notes
Exhibit 4.2 — Fifth Supplemental Indenture
Exhibit 4.3 — Form of 3.875% Global Note due 2016 (included in Exhibit 4.2)
Exhibit 4.4 — Guaranty for the 2021 Notes
Exhibit 4.5 — Sixth Supplemental Indenture
Exhibit 4.6 — Form of 5.375% Global Note due 2021 (included in Exhibit 4.5)
Exhibit 4.7 — Guaranty for the 2041 Notes
Exhibit 4.8 — Seventh Supplemental Indenture
Exhibit 4.9— Form of 6.750% Global Note due 2041 (included in Exhibit 4.8)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEO BRASILEIRO S.A. — PETROBRAS
Date: January 27, 2011	By	/s/ Daniel Lima de Oliveira
Executive Officer

PETROBRAS INTERNATIONAL FINANCE COMPANY
Date: January 27, 2011	By	/s/ Sérvio Túlio da R. Tinoco
Chief Financial Officer

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